
March 9, 2018

Via E-Mail

Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

>   **Re: Taubman Centers, Inc.**
>   **Soliciting Material filed pursuant to Rule 14a-12 by Land & Buildings**
>   **Capital Growth Fund, L.P.; L & B Real Estate Opportunity Fund, LP; Land**
>   **& Buildings GP LP; Land & Buildings Investment Management, LLC; and**
>   **Jonathan Litt**
>   **Filed March 2, 2018**
>   **File No. 001-11530**

Dear Ms. Reda:

We have reviewed the above captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for the following:

- Your disclosure that you have nominated a "highly-qualified director candidate." In this respect, we note that you do not appear to have named your candidate;

- Your disclosure asserting that the company has used "entrenchment tactics";

- Your disclosure that "nearly all actively managed shareholders voted to remove" the Chairman and Lead Director at the 2017 Annual Meeting;

- Your disclosure that several key investors' votes were "likely swayed" as a result of a last minute announcement by the board to declassify and refresh itself; and

- Your disclosure that Taubman shares have underperformed by 22% relative to a set of Class A Mall Peers that are not identified in your disclosure.

2.   Please explain to us your reference to the company's board being "interconnected."

3.   Please provide us an analysis supporting your disclosure that the "Taubman Family's ownership interest violates the Company's Ownership Limit set forth in the Charter and could jeopardize the Company's REIT status."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to Joe McCann at (202) 551-6262 or me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions